

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2010

Joseph R. Gromek, President
The Warnaco Group, Inc.
501 Seventh Avenue
New York, New York 10018

> **Re:** **The Warnaco Group, Inc.**
> **January 2, 2010 Form 10-K**
> **Filed March 2, 2010**
> **File No. 001-10857**

Dear Mr. Gromek:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director